FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 10, 2021

Jeremy Esperon

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES ETF TRUST (the “Registrant”)

Federated Hermes Short-Term Corporate ETF

(to be renamed Federated Hermes Short Duration Corporate ETF)

Federated Hermes Short-Term High Yield ETF

(to be renamed Federated Hermes Short Duration High Yield ETF)

(each a “Fund” or collectively, the “Funds”)

1933 Act File No. 333-258934

1940 Act File No. 811-23730

Dear Mr. Esperon:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on December 10, 2021 regarding its Pre-Effective Amendment No. 1 under the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of the Funds filed on December 8, 2021.

Unless otherwise noted below, the Registrant’s responses apply to both of the Funds.

COMMENT 1. Prospectus – How Do You Buy and Sell Shares?

The Staff notes that the New York Stock Exchange (NYSE) has updated its 2022 holiday closure list to include the Juneteenth holiday. Please include this holiday under “Creations and Redemptions”.

RESPONSE:

The Registrant will revise the noted disclosure as follows (addition bold and underlined):

“The Fund is open on every “Business Day,” which is any day the NYSE is open. The New York Stock Exchange (NYSE) is open for trading Monday through Friday and is closed on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. On days when the NYSE closes earlier than normal, the Fund may require orders to create or redeem Creation Units to be placed earlier in the day. See the “Creations and Redemptions” section of the SAI.”

COMMENT 2. Statement of Additional Information – Control Persons and Principal Holders of Securities

The information disclosed under Item 18 needs to be within 30 days of the filing. Please update accordingly.

RESPONSE:

The Registrant will update accordingly.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8832 or Christina.Eifler@FederatedHermes.com.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Senior Paralegal